Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpt from Sprint’s weekly employee email #GettingBetterEveryDay:

Dear Partners,

Thanks for being at the Town Hall last week. Hopefully you share the same excitement that I do with regard to what the future holds for Sprint.

I know Town Hall was long, but I wanted to share with you how good this merger is for America, for shareholders and, more important, for my Partners and consumers. It was also great to review our last-year results and proudly recognize the joint achievements of our past four years.

But the main purpose of Town Hall was to share with you our 2018 plan and ensure that we are all aligned on the plan, the initiatives and the deliverables.

This week, I’m increasingly focused on my top priority: winning approval for our merger with T-Mobile. I was back in Washington, D.C., educating government officials about why our combination with T-Mobile is the poster child for mergers:

•	Better products and services delivered at lower costs to consumers

•	Thousands of new jobs

•	Turbocharged U.S. competitiveness in technology and the global economy

T-Mobile CEO John Legere and I met with many government officials, including Senator John Thune, to talk about the value of this merger.

We are confident public officials will recognize this value as we proceed with the regulatory approval process, which is expected to take about nine to 18 months.

In addition to overseeing the transaction and integration process as Sprint’s executive chairman, I’m assuming my new role as chief operating officer of SoftBank Group Corp. and CEO of SoftBank Group International.

I will be working to ensure that Sprint and SoftBank are realizing all of the potential benefits of partnerships among SoftBank companies.

Marcelo Claure

CEO

O: 913-794-1101

marcelo@sprint.com

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports

on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following communications were made available by Marcelo Claure, Chief Executive Officer of Sprint, on Twitter:

Tweet: Great letter from @johnlegere explaining why the @Sprint/@TMobile merger makes sense #5GForAll [Investor info: sprint.co/2jMMDn9 ]

https://www.nytimes.com/2018/05/10/opinion/the-t-mobile-sprint-merger.html:

Opinion

LETTER

The T-Mobile-Sprint Merger

May 10, 2018

T-Mobile’s chief executive, John Legere, left, and Marcelo Claure, Sprint’s C.E.O., have agreed to a $26.5 billion merger. CreditRichard Drew/Associated Press

To the Editor:

Re “Another Telecom Mega-Merger” (editorial, May 1):

Mergers are often met with skepticism. When we made our mission “changing wireless for good,” we heard similar skepticism.

The combination of T-Mobile and Sprint will allow New T-Mobile to build the world’s most advanced 5G network, and create enormous capacity that will translate to lower prices and better competition. We’ll back up this promise the same way we did with our mission: with facts and ultimately with action.

How do I know we will have the first broad, deep, nationwide 5G network? A commitment to invest $40 billion in three years and a combination of unused “shovel ready” spectrum.

How can we deliver lower prices? Simple economics. We will have the highest capacity mobile network in the United States, equaling a near 30-fold increase in supply. Our economic self-interest will be to put that excess capacity to work, reducing industry pricing, and growing our business by taking share from the bigger players.

Everyone will benefit from this increased competition, but especially rural communities. They often have just one high-speed broadband option. With the New T-Mobile network, we will create robust competition and grow share with a competitive wireless broadband alternative.

JOHN LEGERE, NEW YORK

The writer is chief executive of T-Mobile U.S.

Tweet: This and much more coming to the US with the 5G network we intent to build with @TMobile #5GForAll

Ericsson APAC: #ICYMI: Australian gamers and #eSports fans got a taste of how #5G will transform #mobile gaming in an ultra-low latency demo staged recently by #Ericsson @Intel and @Telstra on #Australia’s Gold Coast. More on the story here: m.eric.sn/cRNO30jSWYf

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.